Exhibit 1.02

Synopsys, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

Synopsys, Inc. (Synopsys) has submitted this Conflict Minerals Report for the year ended December 31, 2013 in order to comply with Rule 13p-1 under the Securities Exchange Act, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission (SEC) to implement conflict minerals disclosure requirements, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are currently defined as gold, cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (which, together with gold, are referred to as the 3TG metals). The definition includes these minerals regardless of their geographic origin or whether or not they fund armed conflict.

If a registrant establishes that the conflict minerals related to its products originated from sources outside the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or were derived from recycled or scrap sources, the registrant must submit a Form SD describing the reasonable country of origin inquiry it undertook to reach such a conclusion.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must conduct due diligence regarding the conflict minerals’ source and chain of custody. The registrant must annually submit a report – this Conflict Minerals Report – to the SEC that includes a description of those due diligence measures. To the extent its products have not been found to be “DRC conflict free” (as defined in Form SD), the registrant must provide a description of its products. However, the SEC issued an order on May 2, 2014 staying the requirement to identify products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable,” and Synopsys makes no such identification about its products in this report.

Synopsys’ Conflict Minerals Report has not been subject to an independent private sector audit because, under guidance provided by the SEC’s Division of Corporate Finance on April 29, 2014, an audit is not required unless a registrant voluntarily describes its products as “DRC conflict free.”

1.	Company Overview

Synopsys is a global leader in providing software, intellectual property (IP) and services used to design integrated circuits and electronic systems. We provide the electronic design automation software that engineers use to design and test integrated circuits, commonly called chips. Our IP products are pre-designed circuits that engineers use as components of larger chip designs instead of designing those circuits themselves. To complement these products, we provide technical services to support our solutions and help our customers develop chips and electronic systems. We are also a leading provider of software tools that developers use to improve the quality and time-to-market of software code in a wide variety of industries.

Although we are primarily a software, IP, and service provider, we also offer hardware systems that engineers can use to simulate the chips they are in the process of designing. This allows engineers to test and verify the behavior of chips, or begin to develop software for them, before the chips have been manufactured.

Hardware products make up a small percentage of our revenue. Hardware revenue is one of the revenue sources reported in our “upfront license revenue” category. This category represented 6.7% of our total revenue for our fiscal year 2013. The customers for our hardware products are typically semiconductor and electronic systems companies, not consumers. Our hardware products are used as part of our customers’ internal design processes and are not integrated into our customers’ own products.

Our hardware products can be divided into four product groups:

•	our HAPS® prototyping systems,

•	our ZeBu® emulation systems,

•	our Protolink® interface cards, and

•	our DesignWare® ARC® EM Starter Kit.

Each of these hardware products is an electronic hardware board or system. We have determined that some or all of the 3TG metals can be found in our hardware products and are necessary to their functionality. Besides our four hardware product groups, we do not believe conflict minerals are necessary to the functionality or production of any other Synopsys products.

Scope of Report

Instruction (3) to Item 1.01 of Form SD permits registrants to delay reporting on products manufactured by an acquired company if the company was not previously required to provide a specialized disclosure report for its conflict minerals and was acquired within eight months before the beginning of the reporting year. Our ZeBu and Protolink product groups were acquired as part of our acquisitions of Emulation & Verification Engineering S.A. (EVE) and SpringSoft, Inc. (SpringSoft), respectively. Neither EVE nor SpringSoft were previously obligated to report on conflict minerals. EVE was acquired on October 4, 2012, and SpringSoft was acquired on November 30, 2012, each within eight months of January 1, 2013, the beginning of the reporting year covered by this report. In accordance with Instruction (3), our Zebu and Protolink product groups are not included in the scope of this report.

Supply Chain

Our hardware products depend on a highly complex supply chain, and we are many levels removed in the supply chain from the smelters and refiners that supply the underlying raw materials for our products. We rely on our direct suppliers for information on the origin of the 3TG metals contained in the products and components supplied to us. It may take time for many suppliers to verify the origin of their 3TG metals because of the complexity of the supply chain.

Our HAPS product group sources components from numerous suppliers – more than 40 in 2013 – for our HAPS prototyping systems. Our ARC EM Starter Kit product group contracts with a sole supplier – a hardware development services company – that designs and manufacturers a hardware board to our specifications. We do not have input on where the supplier obtains its components.

Conclusion of Reasonable Country of Origin Inquiry

For 2013, we sought to survey all of our direct suppliers for our hardware product groups regarding the sources of their 3TG metals. As discussed in Section 3 below, a majority of our suppliers had either not completed their due diligence efforts or had not yet implemented due diligence measures. Relatively few suppliers provided us with data on smelters and refiners in their supply chain. As a result, for 2013, we are unable to determine the origins of the conflict minerals in our HAPS and ARC EM Starter Kit products, and therefore we cannot exclude the possibility that some metals may have originated in the Covered Countries. We are therefore required to submit this report to the SEC.

2.	Due Diligence Process

2.1	Design of Due Diligence

Synopsys’ due diligence measures have been designed to materially conform with the framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Second Edition and the related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten (the OECD Guidance).

2.2	Management Systems

Conflict Minerals Policy

We have adopted a company conflict minerals policy, which sets forth our expectation that our direct suppliers will assist us in our supply chain due diligence efforts. Our policy is publicly available on our website at:

http://www.synopsys.com/Company/GlobalCitizenship/SupplyChain/Pages/default.aspx

Conflict Minerals Program Governance Team

We have established a management system for our conflict minerals compliance program. We formed a conflict minerals program governance team, sponsored by the General Counsel, that consists of representatives from our legal and corporate affairs, finance, operations, and internal audit functions and our hardware product groups. The governance team is tasked with maintaining our conflict minerals policy and our due diligence strategy and procedures, managing our conflict minerals compliance program, conducting conflict minerals risk management, and overseeing the annual reporting process.

In addition, representatives from each of our hardware product groups are responsible for implementing our due diligence processes, including acting as the point of contact for our suppliers. During 2013 and early 2014, members of our governance team regularly consulted with our hardware group representatives about the results of our due diligence activities. Governance team members also regularly discussed our due diligence activities and program design with an outside consultant.

Control Systems

As we do not have a direct relationship with 3TG metal smelters or refiners, and because our hardware business is limited, we support industry-wide efforts to improve supply chain transparency and encourage responsible sourcing of minerals. We are an applicant member of the Electronics Industry Citizenship Coalition (EICC) and rely on the reporting template created by the EICC and the Global e-Sustainability Initiative (GeSI) in conducting due diligence on our direct suppliers. The EICC and GeSI are engaged in industry-wide initiatives to identify upstream participants in the supply chain and to validate conflict-free smelters and refiners through the EICC-GeSI Conflict Free Sourcing Initiative and associated Conflict-Free Smelter Program (the CFS Program). As part of our due diligence program for 2013, we checked smelters and refiners identified by our direct suppliers against the CFS Program’s Compliant Smelter List.

We rely on our direct suppliers to provide information on the origin of the 3TG metals contained in the products and components supplied to us. For 2013, we used the EICC-GeSI Conflict Minerals Reporting Template v.2.03a (the Template) to survey our direct suppliers for our hardware product groups. Our control system includes systematic surveying of our direct suppliers, using the Template, and logging and storing received responses in an internal electronic file library. Our controls also include our publicly available conflict minerals policy.

Supplier Engagement

As discussed above, we engage with our direct suppliers to obtain information on the origin of the 3TG metals contained in the products and components supplied to us. In surveying our suppliers for 2013, we typically included a cover letter explaining the conflict minerals reporting requirement and encouraging suppliers to adopt a due diligence program consistent with the OECD Guidance and to support the CFS Program in their supply chain. We also typically included a copy of our conflict minerals policy, which sets forth our expectation that our direct suppliers will assist us in our supply chain due diligence efforts.

As described in Section 2.4 below, based upon “red flags” present in a supplier’s response to our surveys, we may request further information from a supplier to improve the quality of the response.

As described in Section 4 below, we are planning to take several risk mitigation steps intended to strengthen our engagement with suppliers and improve the response quality of suppliers to our survey requests, including adding a conflict minerals clause to our form materials procurement agreement that will describe our expectations regarding supplier cooperation with due diligence requests.

Grievance Mechanism

We have a public whistleblower hotline that is available to report, confidentially and anonymously, violations of our policies or unethical behavior, including grievances related to conflict minerals due diligence and reporting. Our hotline is hosted on a third-party server at:

https://secure.ethicspoint.com/domain/media/en/gui/21287/index.html

Record Maintenance

We log and store the survey responses we receive from suppliers in an internal electronic file library. These records are maintained for at least five years, in accordance with our internal document retention policy.

2.3	Identifying and Assessing Risk in the Supply Chain

The complexity of our products and supply chain, as well as the limited size of our hardware business, makes it difficult for us to map our supply chain. We rely on our direct suppliers to provide us with information about the sources of the 3TG metals contained in the components and products they supply.

Identifying Relevant Suppliers

We determined that as part of our due diligence measures for 2013 we would seek to survey all of the direct suppliers of our hardware product groups. Furthermore, for each hardware product group we identified high-priority suppliers that make up a significant percentage of the product group’s spending. These high-priority suppliers were subjected to enhanced review in our due diligence process, which we believe is consistent with a risk-focused approach to due diligence.

Information Requests

We elected to use the Template to survey our direct suppliers. The Template was developed to facilitate consistent disclosure regarding supplier sourcing of 3TG metals and to enable companies to comply with the requirements of Rule 13p-1. The Template can be viewed in several languages, and it includes extensive written instructions.

Reviewing Supplier Information

We review our direct suppliers’ responses for completeness and reasonableness. For 2013, we compared responses against an internal list of “red flags” in thirteen categories. The red flags are intended to identify incomplete responses or those that do not seem plausible based on a supplier’s answers to other questions in the Template or based on our own understanding of the supplier and its position in the supply chain, though our understanding may be limited in many instances. Suppliers identified as high-priority suppliers for a hardware group, based on the hardware group’s proportion of spending on them, are reviewed for additional red flags.

Smelter and Refiner Assessment

For 2013, we reviewed a consolidated list of the smelters and refiners identified by our direct suppliers as part of their supply chain and compared it against the EICC-GeSI list of standard smelter and refiner names. Although the EICC-GeSI list does not include all smelters and refiners worldwide, it may give some indication as to the quality of the information provided to us and whether some of the identified smelters and refiners are, in fact, smelters and refiners. We further compared the consolidated smelter and refiner list against the CFS Program’s current Compliant Smelter List, which validates smelters and refiners as conflict-free. Validation under the CFS Program is voluntary, and the CFS Program makes no conclusions about the conflict status of sourcing by a smelter or refiner that is not on the Compliant Smelter List. We also reviewed the countries of the identified smelters and refiners, as provided by our direct suppliers, to see if they are located in a high risk area, such as in or adjacent to the Covered Countries.

2.4	Designing and Implementing a Strategy to Respond to Risks

We have incorporated a risk mitigation framework into our conflict minerals program. For 2013, we explained our expectations regarding cooperation with our due diligence process to our direct suppliers in our publicly available conflict minerals policy as well as in a cover letter that typically accompanied the Template. As described above, we reviewed our direct suppliers’ responses for red flags. Our review was heightened for high-priority suppliers. We followed up with suppliers whose responses exceeded a certain number of red flags. Those suppliers may also be treated as high risk suppliers and receive additional scrutiny in subsequent years. We will also request additional information from suppliers where heightened risk appears to be present, such as a supplier’s acknowledgement that some of its 3TG metals are sourced from the Covered Countries.

The results of our due diligence process have been reviewed by our conflict minerals governance team and reported to our General Counsel. In addition, our expected conflict status determinations and conflict minerals filings with the SEC have been discussed with our board of directors and our Co-CEOs.

We will evaluate our risk mitigation framework each year to determine if there are steps we can take to improve the completeness and accuracy of the information we receive. As described below in Section 4, there are several additional risk mitigation steps we intend to implement. We intend to continue to be supportive of industry-wide initiatives, such as the CFS Program.

2.5	Supporting Independent Third Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with the smelters or refiners of the 3TG metals contained in our products, and we therefore do not perform or direct audits of these entities. As an applicant member of the EICC, we are supportive of, and rely on, EICC-GeSI efforts to audit and certify smelters and refiners as conflict-free through the CFS Program.

2.6	Reporting on Supply Chain Due Diligence

This Conflict Minerals Report is publicly available on our website at:

http://www.synopsys.com/Company/GlobalCitizenship/SupplyChain/Pages/default.aspx

3.	Due Diligence Results and Product Description

Survey Responses

HAPS

We received responses from suppliers representing approximately 99% of our HAPS product group spending. As a percentage of number of suppliers, we received responses from approximately 70%. Approximately 31% of responding suppliers did not complete the Template but instead responded by explaining their approach to conflict minerals compliance or why they could not comply, or sent a copy of their conflict minerals policy. This number was reduced to 25% after we further engaged with our suppliers. A majority of our suppliers had either not completed their diligence review of their supply chain or had not yet implemented due diligence measures. Only approximately 17% of our suppliers identified smelters and refiners in their supply chain. None of our suppliers stated that they sourced 3TG metals from the Covered Countries.

ARC EM Starter Kit

We received a completed Template from the sole supplier of our ARC EM Starter Kit product group. This supplier had not requested smelter and refiner information from its own suppliers and concluded that it was undetermined or unknown whether its 3TG metals were sourced from the Covered Countries.

Smelters and Refiners

Our ARC EM Starter Kit supplier did not identify smelters and refiners in its supply chain, and only approximately 17% of our HAPS suppliers identified smelters and refiners, though these HAPS suppliers represented approximately 81% of our HAPS product group spending. Our HAPS suppliers identified a total of 585 smelters and refiners for their 3TG metals. Approximately 56% of the identified gold smelters and refiners, 30% of the tantalum smelters and refiners, 78% of the tin smelters and refiners, and 70% of tungsten smelters and refiners do not appear to have names recognized by the EICC-GeSI list of standard smelter and refiner names. Although the EICC-GeSI list does not include all worldwide smelters and refiners, the number of unrecognized smelters and refiners raises the possibility that some smelters and refiners identified by our suppliers are not in fact smelters or refiners.

We also compared the smelter and refiner names identified by our suppliers against the CFS Program’s Compliant Smelter List as of April 2014. Approximately 18% of identified gold smelters and refiners, 61% of tantalum smelters and refiners, and 3% of tin smelters and refiners appeared to be certified as conflict-free under the CFS Program. As of April 2014, the CFS Program had not yet certified any tungsten smelters as conflict-free.

Countries of Origin of Conflict Minerals

The attached Appendix lists the countries of the smelter and refiner facilities in our supply chain, as identified by our direct suppliers. However, the majority of our suppliers did not provide smelter and refiner information. A majority also either had not completed their due diligence efforts or had not yet implemented due diligence measures. As a result, we have incomplete information regarding the countries of origin of our conflict minerals.

Efforts to Determine Mines or Locations of Origin

As a downstream company that is removed by many tiers from the smelters and refiners in our supply chain, we have determined that surveying our direct suppliers with the Template and collecting the resulting smelter and refiner information is the most reasonable available approach to determining the mines or locations of origin of 3TG metals in our supply chain. As an applicant member of the EICC, we are supportive of, and rely on, the EICC-GeSI CFS Program, which identifies and validates smelters and refiners that source 3TG metals from mines or other locations of origin that are conflict-free.

4.	Further Steps to Mitigate Risk

We intend to take the following steps to improve the information we receive in due diligence and to help mitigate the risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries.

Conflict Minerals Contract Provision

We intend to add a conflict minerals clause to our form materials procurement agreement. The clause will require suppliers to comply with our conflict minerals policy and respond to our conflict minerals due diligence requests. We believe such a clause will reinforce the expectation, already set forth in our conflict minerals policy, that our suppliers cooperate with our compliance and due diligence efforts. As we cannot unilaterally impose this clause on our suppliers, we will likely need to wait for contract renewals with suppliers, or entry into new contracts, in order to seek to add it.

Continue Supplier Engagement

We intend to continue to engage with our direct suppliers in order to attempt to increase their response rate and to improve the content of their Template responses. This may require us to educate suppliers, particularly those not subject to Rule 13p-1, on the rule’s requirements and our compliance obligations.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements and further risk mitigation are forward-looking in nature and are based on Synopsys’ current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Synopsys’ control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Synopsys’) are not incorporated by reference in, or considered to be a part of this Conflict Minerals Report, unless expressly incorporated by reference herein.

Appendix

Countries of Smelter and Refiner Facilities, as Identified by Direct Suppliers

Mineral	Countries of Smelter and Refiner Facilities

Gold	Australia	Mexico
	Belgium	Netherlands
	Brazil	Philippines
	Canada	Russian Federation
	Chile	Saudi Arabia
	China	Singapore
	France	South Africa
	Germany	Spain
	Hong Kong	Sweden
	India	Switzerland
	Indonesia	Taiwan
	Italy	Turkey
	Japan	United Kingdom
	Kazakhstan	United States
	Korea, Republic of	Uzbekistan
Kyrgyzstan

Tantalum	Austria	Kazakhstan
	Brazil	Russian Federation
	China	South Africa
	Ethiopia	Thailand
	Germany	United States
Japan

Tin	Australia	Malaysia
	Belgium	Peru
	Bolivia	Philippines
	Brazil	Poland
	Canada	Russian Federation
	China	Singapore
	Czech Republic	Switzerland
	France	Taiwan
	Germany	Thailand
	Hong Kong	United Kingdom
	Indonesia	United States
	Japan	Vietnam
Korea, Republic of

Tungsten	Austria	Russian Federation
	Canada	Spain
	China	Sweden
	Germany	Taiwan
	Indonesia	United States
	Japan	Vietnam
Korea, Republic of